NEWS RELEASE: APRIL 12, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 13

VERIS GOLD ANNOUNCES US$ 10 MILLION LOAN

Vancouver, BC – April 12, 2013 – Veris Gold Corp. (TSX: VG) (Frankfurt Xetra Exchange: NG6A) (the "Company"), is pleased to announce that the Company has secured financing in the form of an eight-month senior unsecured promissory note (the “Note”) with a principal sum of US$10,000,000 (the “Principal”). In connection with the Note, the Company will issue 3,400,000 common share purchase warrants (the “Warrants”). The Warrants will have an exercise price of US$1.80 per Warrant and will expire five years from the date hereof.

The Company intends to use the proceeds to complete development of the Starvation Canyon Mine and to start underground development of the Saval 4 portal, both located on its Jerritt Canyon property in Nevada. Starvation Canyon Mine commenced production on April 6, 2012 at approximately 300 tonnes per day; with funds from the Note, additional development will be completed to increase production to the targeted 600 tonnes per day by the end of June. Saval 4 development is scheduled to commence in May 2013 and this zone is expected to deliver an average of 300 tons per day in the second half of 2013, bringing the total for the SSX mining complex to 1,500 tons per day. Pre-production development is expected to be approximately $1 million. The increased production at Jerritt Canyon from Starvation Canyon and Saval 4 will provide additional revenues and cash flow to the Company.

The Note will bear interest at a rate of 9% per annum and will mature eight months from the closing date (the “Maturity Date”). From and after the Maturity Date or at the election of the Lender after an Event of Default (as defined in the Note) whether or not the maturity has been accelerated, the Note will bear interest at a rate of 1.75% per month, and at the option of the Lender, the Principal may be converted into common shares of the Company (the “Conversion Shares”) based on a conversion price equal to the greater of (a) CDN$0.75 and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 5% per Conversion Share (the “Conversion”). The ability of the Lender to exercise its option to convert the Principal into common shares remains subject to TSX approval at the time of the Conversion.

The Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) in connection with the Note transaction, and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the closing date of the Note financing.

This news release was reviewed and approved by the Company's COO, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact

Veris Gold Corp.	AXINO AG
Nicole Sanches	Wolfgang Seybold
Investor Relations Manager	Chairman
T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
E: nicole@verisgold.com	E: wolfgang.seybold@axino.de
W: verisgold.com	W: www.axino.de

To be put on the Veris Gold e-mail list please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to and the Company’s intended use of the loan proceeds and the Company’s intended development plans for the Starvation Canyon Mine are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.